September 26, 2023

Jennifer Gowetski and Andrew Mew
United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, NE
Washington, D.C. 20549-0405

Re:	Microvast Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-38826

Dear Ms. Gowetski and Mr. Mew,

Microvast Holdings, Inc. (the “Company”) is responding to the comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 12, 2023 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 77

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

We acknowledge the Staff’s comment and respectfully submit that the Company has provided the requested information via EDGAR submission form “SPDSCL-HFCAA-GOV” on September 26, 2023. The submission provides the basis for establishing that the Company is not owned or controlled by a governmental entity in the foreign jurisdiction of the registered public accounting firm that prepared the Company’s audit report included in their Form 10-K for fiscal year ended December 31, 2022.

If you have any additional questions or comments, please do not hesitate to contact me at craig.webster@microvast.com.

Very truly yours,

/s/ Craig Webster

Chief Financial Officer

cc:  Bill Nelson, Shearman & Sterling LLP
      Emily Leitch, Shearman & Sterling LLP
      Alain Dermarkar, Shearman & Sterling LLP